SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  March, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Tidjane Thiam to succeed Mark Tucker

Embargo:
 07:01am Thursday 19 March 2009

PRUDENTIAL PLC - TIDJANE THIAM TO SUCCEED MARK TUCKER AS GROUP CHIEF EXECUTIVE ON 1 OCTOBER 2009

Prudential plc announces that Mark Tucker has informed the Board that he intends to step down as Group Chief Executive on 30 September 2009 after four and a half years. The Board is very sorry to lose Mark, but understands and respects his decision.

The Board is pleased to announce that Tidjane Thiam, Chief Financial Officer, will succeed Mark Tucker as Group Chief Executive with effect from 1st October 2009.

In his 25 years at Prudential, Mark Tucker has worked across the business in the
UK
, US and
Asia
. He was Chief Executive of Prudential Corporation Asia and established Prudential as the leading international life company in the region. Mark was appointed Group Chief Executive in May 2005. Over this time the compound annual growth rate in EEV has been 21 per cent and IFRS profits of 14 per cent. Under Mark's leadership, the business has taken maximum advantage of the opportunities for profitable growth arising from its advantaged geographical diversification, and as a result 65 per cent of earnings now come from outside of the
UK
.

Tidjane Thiam joined Prudential in March 2008 from Aviva PLC, where he was an Executive Director and CEO of Aviva
Europe
. Tidjane worked for six years in core leadership roles including as Group Strategy and Development Director. A French national, Tidjane began his professional career with McKinsey & Company, working in both
Paris
 and
London
, from 1986 to 1994, serving insurance companies and banks. Between 1994 and 1998, Tidjane returned to his birth place, the
Ivory Coast
, as the Chief Executive Officer of the National Bureau for Technical Studies and Development, reporting directly to the President and Prime Minister. He was then appointed as Minister of Planning and Development and left the country after the December 1999 military coup. He was elected as a partner of McKinsey & Company in 2000, where he worked until joining Aviva in 2002.

Commenting, Harvey McGrath, Prudential plc Chairman, said:

"Mark has made an outstanding contribution and has led the transformation of Prudential into the strongest, and best focused, company in the sector with a diversified international presence in advantaged regions and markets. He is a world-class leader and we are very grateful to have had his leadership, vision, drive and commitment. We are truly sorry to see him go, but fully respect his decision.

As a Board, we maintain a continuous focus on succession planning and have one of the strongest management teams in the industry. I am therefore delighted to announce that Tidjane Thiam will succeed Mark on 1st October 2009. Tidjane is ideally equipped to succeed Mark, given his global experience, knowledge of the sector and his outstanding leadership qualities. We are delighted to have such an outstanding and proven successor in Tidjane."

Commenting, Mark Tucker said:

"Choosing to leave Prudential has been one of the hardest decisions of my life. When I was appointed Group Chief Executive here, I set myself a number of key deliverables - namely establishing a clear and readily understood strategy that would deliver sustainable growth, improving the overall quality of our business through selective disposals, building the best executive team in the industry, driving continually improving performance and ensuring that world class leadership succession was in place. I believe that I have delivered on what I set out to do and that the time is now right to hand over to a successor to continue the work.

I am deeply proud of what the team here at Prudential has delivered and believe that we have in place very firm foundations for the next phase of Prudential's growth. I am excited by the quality of my successor, Tidjane, who I know will do an outstanding job."

Commenting, Tidjane Thiam, Chief Financial Officer, said:

"I am delighted at this opportunity. Prudential is an outstanding organisation, with a proud history and an exciting future. I look forward to taking over from Mark on 1st October. Mark is an outstanding Chief Executive, who has transformed Prudential into a strategically focused, efficient and very strongly capitalised business. It will be a privilege to work with the Executive team to lead Prudential into its next stage of development. In the meantime, I remain absolutely focused in supporting Mark and ensuring delivery on our financial commitments."

ENDS

Enquiries:
Media		Investors/Analysts
Stephen Whitehead	020 7548 3537	James Matthews	020 7548 3561
Edward Brewster	020 7548 3719

Notes to Editors:

Biographical details of Harvey McGrath, Mark Tucker and Tidjane Thiam can be found online at:
http://www.prudential.co.uk/prudential-plc/aboutpru/ourpeople/ourboard/

Photographs of Harvey McGrath, Mark Tucker and Tidjane Thiam can be found online at:
http://www.newscast.co.uk/index.jsp

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in
England
, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £249 billion in assets under management (as at 31 December 2008).

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the
United States of America
.

Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 March 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Jon Bunn

Jon Bunn
Director of Public Relations